Cumberland Resources Ltd.

#950 – 505 Burrard Street

Listed on the Toronto Stock Exchange:CBD

Box 72, One Bentall Centre

Vancouver, BC  V7X 1M4

Phone:     604 608-2557

Fax:          604 608-2559

Website:  www.cumberlandresources.com

Email:      info@cumberlandresources.com

News Release 03-02

February 12, 2003

Cumberland Approves $10.5 Million Expenditure for Meadowbank Gold Project

CUMBERLAND RESOURCES LTD. (CBD-TSX) reports that it has received approval from its Board of Directors for a $10.5 million work program for the 100% owned Meadowbank gold project, located 70 kilometres north of the Hamlet of Baker Lake, Nunavut.  The 2003 program, a 50% increase over 2002 expenditures, is designed to complete feasibility and mine permitting requirements as well as a substantial field exploration program.  The 2003 program will include two phased drilling initiatives totaling over 16,000 metres.  In 2002, Cumberland completed over 16,000 metres of drilling to infill the five known gold deposits at Meadowbank.  Updated resource estimations, as a result of 2002 drilling, are expected in the second quarter of 2003.

Meadowbank Project Advances Towards Development

A feasibility study was initiated on the Meadowbank project in October 2002 and is expected to be completed in late 2003.  A preliminary assessment* completed in January 2002 indicated the Meadowbank project could support a production rate of approximately 250,000 ounces per year at an estimated cash cost of US$168 per ounce over an eight year mine life, with 85% of gold production from open pit mine designs.

Exploration Approval for Meliadine East Project

A 2003 exploration program is also being planned for the Meliadine East joint venture.  During 2002, a program of till sampling was completed by the Cumberland/Comaplex joint venture. This program detected numerous kimberlite indicator minerals associated with circular airborne magnetic geophysical anomalies.  A $600,000 2003 program, to be shared on a 50/50 basis, has been approved by Cumberland’s Board of Directors. The program will consist of additional ground geophysics and diamond drilling of priority targets.  The Meliadine East project is held by Cumberland Resources Ltd. (50%) and Comaplex Minerals Corp. (50%).

Cumberland is well financed with approximately $19.25 million in its treasury and is advancing the 100% held Meadowbank gold project to production.  Cumberland holds interests in two of the largest undeveloped gold projects in Canada:  Meadowbank (100%) and Meliadine West (22% carried).

CUMBERLAND RESOURCES LTD.

__________________________________

“Kerry M. Curtis, B.Sc., P.Geo.”

Interim President and CEO, Senior Vice President

For further information contact:

Kerry Curtis, Interim President and CEO, Senior Vice President

Joyce Musial, Manager, Investor Relations

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*Cautionary Note:  The preliminary assessment is preliminary in nature, includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary assessment will be realized. The production forecast used in the Preliminary Assessment includes approximately 5.9 million tonnes of Inferred Mineral Resource, or 41% of the total forecast.  In compliance with National Instrument 43-101, the Company has issued a Technical Report which is available at www.sedar.com for review.

Certain statements in this News Release constitute “forward-looking statements” within the meaning of the Private Securities Litigation’s Reform Act of 1995.  Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance of achievements expressed or implied by such forward-looking statements